Exhibit 99.1

Biofrontera AG: Managers’ transactions announcement according to article 19 MAR

Managers’ transactions announcement according to article 19 MAR

Leverkusen, Germany (pta/26.05.2020/16:44) - Announcement

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ms Dr. Montserrat Foguet
2	Reason for the notification
a)	Position/status	Another manager
Senior Vice President, Regulatory Affairs and Production
b)	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Biofrontera AG
b)	LEI	391200D6GFSVFGFQTL13
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument	Share
	Identification code	DE0006046113
b)	Nature of the transaction	Purchase
c)	Price(s)	Volume(s)
	3.15 EUR	3,150.00 EUR
d)	Aggregated price	Aggregated volume
	3.15 EUR	3,150.00 EUR
e)	Date of the transaction	26.05.2020 UTC+2
f)	Place of the transaction	Xetra
	MIC	XETR

(end)

emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq

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